Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
(in millions of dollars)	2009	2008
Fixed Charges:
Interest expense[1]	$352	$341
Interest capitalized	10	10
One-third of rents[2]	69	67

Total fixed charges	$431	$418

Earnings:
Income before income taxes	$2,535	$3,432
Fixed charges per above	431	418
Less: capitalized interest	(10)	(10)

	421	408

Amortization of interest capitalized	5	5

Total earnings	$2,961	$3,845

Ratio of earnings to fixed charges	6.87	9.20

1	Interest related to unrecognized tax benefits recorded under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” was approximately $11 million and $23 million for the six months ended June 30, 2009 and 2008, respectively. The ratio of earnings to fixed charges would have been 7.05 and 9.73 for the six months ended June 30, 2009 and 2008, respectively, if such interest were excluded from the calculation.
2	Reasonable approximation of the interest factor.